EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DIVIDENDS

(unaudited)

(In millions except ratio)

Six Months Ended June 30, 2001
Fixed charges:
Interest expense	$239
Distributions on preferred securities of subsidiary trusts	20
Estimated interest portion of rents	17
Total fixed charges	$276

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$390
Fixed charges *	256
Adjusted income	$646

Ratio of income to fixed charges	$2.34

*  Adjusted to exclude distributions on preferred securities of subsidiary trusts.